

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2017

Eduardo Espinosa
Position Holder Trustee and Manager of the IRA Partnership
Life Partners Position Holder Trust
Life Partners IRA Holder Partnership, LLC
1717 Main Street, Suite 4200
Dallas, Texas 75201

      Re: Life Partners Position Holder Trust
           Amendment No. 1 to Registration Statement on Form 10-12G
           Filed September 1, 2017
           File No. 000-55783
           Life Partners IRA Holder Partnership, LLC
           Amendment No. 1 to Registration Statement on Form 10-12G
           Filed September 1, 2017
           File No. 000-55784

Dear Mr. Espinosa:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No 1 to Form 10-12G

Item 1. Business, page 2

1.   Please explain the meaning of any defined terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly clarify what you mean by "Catch-Up Payments," "Continuing Fractional Holder," "Continuing Holder Election," "Distributable Cash," "Payment Default," "Payment Default Date" and "Pre-Petition Default Amounts."

Trust Administration and Operation, page 3

2.   We refer to your statement in the second full paragraph on page 4 that Continuing Fractional Holders will be obligated to pay 95% of the premium payments allocable to his Fractional Interest, and that premium calls will be made once per year, per policy. We also note your statements in the third full paragraph on page 4 and the last paragraph on page 24 that policy proceeds paid to Continuing Fractional Holders will be reduced by any premium amount paid by you that is not refunded. Please clarify whether this premium amount refers only to payments made by you with respect to the remaining 5% of the premium payments.

3.   We note your website explains that the trustee's plan is to divide the policies into twelve groups and to bill a different group of policies each month. Please expand your discussion regarding premium calls in the second full paragraph on page 4 to explain this plan.

4.   Please expand your disclosure in the fourth full paragraph on page 4 to explain the significance of "disqualif[ication] of the IRA" in the event the New IRA Notes are viewed as direct or indirect investments in life insurance contracts, and explain briefly how you determined that these Notes are not such investments. Please also clarify the consequences to holders of the Notes in the event of disqualification.

Item 6. Executive Compensation, page 22

5.   We refer to your statement that the Governing Trust Board may elect to change the allocation of compensation "between the two entities." Please revise your disclosure to clarify the two entities to which you refer.

Item 8. Legal Proceedings, page 22

6.   Please expand your disclosure to clarify the relief being sought by the appellants in the legal proceeding described in this section. Please also disclose the date instituted and the principal parties to the proceeding. Refer to Item 103 of Regulation S-K for guidance.

Item 11. Description of Registrant's Securities to be Registered, page 23

7.   We note your statement in the first paragraph on page 24 that the Trustee will distribute at least annually to the holders of Position Holder Trust Interests all of the Distributable Cash generated during each calendar year. However, we also note your statement in the FAQs on your website that you can only make distributions after the Exit Loan Facility has been paid off. Please expand your disclosure to explain this condition.

Item 13. Financial Statements and Supplementary Data, page 26

8.   Please clarify why you did not include financial statements for the second registrant, Life Partners IRA Holder Partnership, LLC in your filing.

Note 1 - Operations and Significant Accounting Policies
Operations, page 48

9.   You disclose that the fair value of the interests in the life insurance policies owned by continuing fractional interest holders are not reflected in the financial statements of the Trust. Please quantify the fair value of such interests for each period presented and tell us the accounting literature you relied upon when determining to exclude them from the Trust's financial statements.

Investments in Life Insurance Policies, page 49

10.   You disclose that the Trust initially recognized the life insurance policies transferred at its inception at their fair market value on December 9, 2016. Please explain to us how your accounting complies with ASC 325-30-30-2, which requires investments in life settlement contracts to be measured initially at the transaction price when using the fair value method.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ibolya Ignat at 202-551-3636 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Robert B. Murphy, Esq.